

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 26, 2008

Via U.S. Mail

Mr. Enrico Parazzini
Chief Financial Officer
Telecom Italia S.p.A.
Piazza degli Affari 2
20123 Milan, Italy

    Re: Telecom Italia S.p.A.
        Form 20-F for Fiscal Year Ended December 31, 2006
        Filed June 21, 2007
        File No. 1-13882

Dear Mr. Parazzini:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director